

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

March 4, 2009

Harry Miller, President
Clifton Star Resources Inc.
430-580 Hornby Street
Vancouver, BC V6C 3B6

  Re: Clifton Star Resources Inc.
    Amendment No. 2 to Registration Statement on Form 20-F
    Filed February 5, 2009
    File No. 0-53117

Dear Mr. Miller:

  We have reviewed your response letter and the amended filing and have the following comments. Please provide a written response to our comments. Also, where indicated, we think you should revise your disclosure in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note you have not filed your first annual report for the fiscal year ended June 30, 2008 which was due January 2, 2009 pursuant to Form 20-F General Instruction A.(b)(1). Please file this report without further delay. Please note that the inclusion of updated financial statements for the fiscal year ended June 30, 2008 in your latest amendment to the registration statement does not satisfy the requirement to file your annual report.

2.   We refer you to prior comment 1 and General Instruction C(b) of Form 20-F.
        Please provide updated disclosure as of a date reasonably close to the date of
        filing. In this regard, please update disclosure regarding payments and
        expenditures made pursuant to your option agreements and disclosure under
        "Material Contracts" at page 60 regarding your subscription agreements.
        Similarly, please update disclosure specified in Items 1, 3, 4, 6, 9 and 10 of Form
        20-F, as applicable.

Introduction, page 3

3.   Please provide consistent disclosure regarding the telephone number of your
        principal executive offices. For example, the number provided at page 3 is
        different from the number provided at page 12.

Risk Factors, page 9

If the Company Fails to Make Any Scheduled Payments, page 9

4.   Please revise your disclosure to reflect all payments and expenditures due in your
        fiscal year ended June 30, 2009 with respect to the Duquesne gold project. In
        addition, please revise this risk factor to disclose our anticipated source of funds
        to maintain your interests under your agreements with Beattie Gold Mines,
        2699681 Canada Ltd. and 2588111 Manitoba Ltd.

Clifton Star's Management Has Abandoned, page 10

5.   You state that a change in your business plan would result in a probable breach of
        the terms of the subscription agreements and would result in a loss of unspent
        funds and an obligation to indemnify your subscribers for certain amounts. Please
        disclose whether this would have a material adverse effect on your financial
        condition.

Information on the Company, page 12

History and Progress of the Company, page 12

Plan of Operations, page 13

6.   You state that you believe that you have sufficient funds to continue operations
        until June 30, 2009 without having to engage in any additional financings. Please
        revise your disclosure in this section to refer to the amounts due in July 2009 in
        connection with your option agreements.

Business Overview, page 15

Organization Structure, page 15

7. You state that you own 25% of Duquesne Gold Mines Ltd. However, it appears from Section 5.01 of your option agreement regarding the Duquesne gold project that the optionor will not transfer the shares to you until you have made all payments and expended all funds required under the agreement. Please advise.

Operating and Financial Review and Prospects, page 32

8. Please remove the duplicative disclosure that appears in this section with respect to your July 2008 and September 2008 offerings.

Liquidity and Capital Resources, page 35

9. Please disclose in this section your anticipated source of funds for the payments and expenditures due under your option agreements.

Tabular disclosure of contractual obligations, page 43

10. Please revise the footnote to this table to indicate that the amounts disclosed in the table do not reflect the payments and expenditures due under your other option agreements.

Compensation, page 46

11. You state at page 48 that no senior management and/or director received "other compensation" in excess of the lesser of $25,000 or 10% of such officer's cash compensation. Please confirm that you have provided all disclosure required by Item 6.B. of Form 20-F with respect to the compensation of each of your officers and directors.

Employees, page 49

12. Your disclosure at page 49 that you have no employees does not appear to be consistent with your disclosure regarding your president and your vice president of operations. If you consider such individuals to be serving as consultants to you and not as your employees, please clarify your disclosure accordingly.

Material Contracts, page 60

13.   Please quantify the expenditures that you are committed to incur under each flow-through subscription agreement.

Documents on Display, page 64

14.   Please clarify that your registration statement has gone effective and that you are therefore subject to the informational requirements of the Exchange Act.

Exhibits, page 65

15.   Please revise your exhibit index to accurately reflect the exhibits that you have filed, and to reflect the exhibit numbers under which you have filed such exhibits.

16.   Please file all material contracts required by Form 20-F including, without limitation, any agreements with your executive officers, your subscription agreements and your option agreements. Please ensure that you also file any amendments to such agreements.

Financial Statements – September 30, 2008

Note 11 – Differences between Canadian and United States Generally Accepted Accounting Principles, page 107

17.   It appears the adjustment amounts to expense exploration costs as incurred for US GAAP purposes presented on the reconciliation tables for your statements of operations and cash flows for the three months ended September 30, 2008 do not depict the exploration costs you incurred during this three month period, but rather exploration costs you incurred in prior periods as well. Please revise these US GAAP reconciliation tables to adjust costs for the appropriate period.

Engineering Comments

General

18.   We note that your website and some press releases refer to or use the terms "measured," "indicated," and "inferred," resources. If you continue to make references on your web site or press releases to reserve measures other than those recognized by the SEC, please accompany such disclosure with the following cautionary language or provide a legal disclaimer tab or page:

            Cautionary Note to U.S. Investors -The United States Securities and Exchange Commission permits U.S. mining companies, in their filings

> with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured," "indicated," and "inferred" "resources," which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F which may be secured from us, or from our website at http://www.sec.gov/edgar.shtml.

Please indicate the location of this disclaimer in your response.

***

Closing Comments

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with any engineering questions. You may contact Lily Dang at (202) 551-3867 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact Laura Nicholson at (202) 551-3584 or, in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: L. Dang
       J. Gallagher
       L. Nicholson
       T. Levenberg
       K. Schuler

       <u>via facsimile</u>

       Al Korelin, Esq.
       (360) 326-1952